Exhibit 5.1

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	RPM Dental, Inc.
Registration Statement on Form S-1
Filed October 21, 2010
File No, 333-168895

Dear Ms. Houseal:

We represent RPM Dental, Inc. (“RPM” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 12, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on October 21, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please update your financial statements through September 30, 2010.  Refer to Rule 8-08 of Regulation S-X.

Answer:	The financial statements have been updated through September 30, 2010.

Summary Financial Data, page 2

2.  We note your expanded disclosures in response to our prior comment number 3. It appears that your total assets and total liabilities as of June 30, 2010 do not match your total assets and total liabilities on your balance sheet on page F-9.  Please revise accordingly.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com

Answer:
As set forth above, the financial statements have been updated through September 30, 2010 in the Registration Statement and the Company has replaced the total assets and total liabilities as June 30, 2010 with those as of September 30, 2010, which match its total assets and total liabilities on its balance sheet on page F-9.

Information With Respect to the Registrant, page 1

Description of Business, page 9

3. We refer to prior comment 6 and note that you state on page 11 of your document that you believe that the proceeds from this offering will satisfy your cash requirements for the remainder of the year and the first quarter of our next fiscal year. This appears to be inconsistent with the nature of this offering given your “Use of Proceeds” disclosure that the selling shareholders are selling the shares offered pursuant to this registration statement for their own account, and that you will not receive any proceeds from those resells.  Please advise or revise your document accordingly.

Answer:
The  “the proceeds from this offering” have been revised to clarify that in Sales Strategy of Description of Business on page 11 refers to the proceeds from the offering of the Company’s services to its customers and not the  proceeds from offering of shares registered by this Registration Statement.

Balance Sheet, page F-1

4.  We note you disclose total stockholders’ deficit as of December 31, 2009.  However, it appears that you have a positive balance, and that this line item should instead be stockholders’ equity.  Please advise or revise accordingly.

Answer:	This line item has been revised from stockholders’ deficit to stockholders’ equity.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-5

5.  We have reviewed your revised revenue recognition policy in response to our prior comment number 19.  Please address the following items:

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com

•	Tell us how you considered your price to the buyer being fixed or determinable in your revenue recognition. In this regard, we note that you provide only three recognition criteria. Refer to SAB 104.
•
Your recognition of the one- time setup fee when received is unclear to us.  Please tell us the accounting guidance that you have cited to recognize this fee upfront, rather than over the expected customer relationship term.  In this regard, explain whether you believe the services or products provided upfront have stand alone value.  In addition, tell us how you considered SAB Topic 13A3f, question 1.

•	Expand your policy to describe the services and/or products provided under the initial setup fee.
•	We note that you disclose you recognize the monthly maintenance fees when received. Please tell us how you determined that collectability is not reasonably assured until payment is received.
•	Please expand your disclosures to clarify if you bill monthly maintenance fees at the end of the month as services have been provided or at the beginning of the upcoming month.
•
We note under your discussion of additional advertising services, you do not recognize revenue until, “payment for the service clears.”  Please tell us how you determined that collectability is not reasonably assured until payment clears.

Answer:
The Company has revised the Revenue Recognition under Note 1 Summary of Significant Accounting Policies to include expanded disclosures of its revenue recognition policy in response to each foregoing bullet point of your comments.

Note 2 – Major Customers, page F-7

6.  We have reviewed your expanded disclosures on pages F-7 and F-15 in response to our prior comment number 18.  Please expand your disclosures to disclose the total amount of revenues from each customer, rather than disclosing the total amount from your major customers.  Refer to ASC 280-10-50-42.

Answer: We have revised Note 2 Major Customers to include the total amount of revenues from each customer.

Note 7 – Capital Contribution, page F-7

7.  We note your revised disclosures in response to our prior comment number 17.  Please clarify if these individuals received any benefit for their contributions.  In this regard, we note that it does not appear that these individuals currently own any of your common stock.

Answer:	The footnotes have been revised regarding the capital contribution to include disclosure that these individuals received no benefit and owned no common stock.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation

Period Ended December 31, 2009, page 13

8.  Please expand your discussion of general and administrative expenses to identify the remaining expense for the period ended December 31, 2009.  In this regard, we note you identify $30,000 of the $40,347 expense for the period.

Answer:	This section has been revised to include disclosures to identify the remaining expense of $10, 347 for the period ended December 31, 2009.

Six Months Ended June 30, 2010, page 13

9.  We note that the amount of general and administrative expenses identified here does not match to the general and administrative expense line item in your statement of operations on page F-10.  Please revise accordingly.

Answer:
The Company has provided updated financial statements through September 30, 2010 in the Registration Statement and has therefore  revised the amount of general and administrative expenses to be current with and to match the same line item in its statement of operations as of September 30, 2010.

Liquidity, page 14

10.  Please provide a discussion and analysis of cash flows.  Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.  This discussion should include each period presented in your financial statements.

Answer:	This section has been revised to provide disclosure and analysis of cash flow in accordance with Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Capital Resources, page 14

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com

11.  We refer to prior comment 20 and the related revisions made in response thereto.  You state that you believe that you have enough cash to support your daily operations for the remainder of the fiscal year and the first quarter of your next fiscal year while you are operating and producing revenues.   You state, however, on page 11 of your document that you believe that the proceeds from this offering will satisfy your cash requirements for the remainder of the year and the first quarter of our next fiscal year.  Please revise to clearly indicate whether the basis for your belief regarding your ability to meet your cash needs is based on your current cash assets or the proceeds from this offering.

Answer:
This section has been revised to clarify that “the proceeds from this offering” in Sales Strategy of Description of Business on page 11 refers to the proceeds from the offering of its services to its customers, as opposed proceeds from offering of shares registered by this Registration Statement.  The Company has revised “the proceeds from this offering” to “the proceeds from the implementation of its sales strategy” to avoid future confusions.  The Company has also revised its disclosures in Capital Resources on page 14 to indicate that the basis for its belief regarding its ability to meet its cash needs is based on its current cash assets.

Exhibit 23,1

12.  We note that in the revised consent in response to our prior comment number 24, that the date of the financial statements identified in the consent continues to not correspond to the date of the financial statements included in your filing.  We repeat our prior comment to have your auditors revise the consent accordingly.

Answer:	The auditor has revised the date of the financial statement identified in the consent to correspond to the date of the financial statements included in the filing.

Signatures, page 24

13.  We refer to your revisions made in response to prior comment 25 and note that while you have included the signature of the person serving as your principal financial officer, you have continued to omit the signature of the person(s) serving as your principal accounting officer or controller.  We refer again to Instruction 1 to Signatures of Form S-1.  Please revise.

Answer:	This section has been revised to include the signature of the person serving as the Company’s principal accounting officer in accordance with Instruction 1 to Signatures of Form S-1.

Very truly yours,

ANSLOW & JACLIN, LLP

/s/ ANSLOW & JACLIN, LLP

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com